Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Post-Effective Amendment No. 1 to Form S-3 No. 333-257277) and related Prospectus of Diversified Healthcare Trust for the registration of debt securities and related guarantees, common shares of beneficial interest, preferred shares of beneficial interest, depositary shares representing preferred shares, and warrants and to the incorporation by reference therein of our report dated March 2, 2020, with respect to the consolidated financial statements of Diversified Healthcare Trust included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 9, 2022